Rank One Computing Corporation

1290 Broadway, Suite 1200

Denver, CO 80203

(303) 317-6118

December 10, 2025

Mr. Matthew Crispino

Ms. Jan Woo

Ms. Chen Chen

Ms. Kathleen Collins

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rank One Computing Corp dba ROC
Registration Statement on Form S-1
Filed on December 3, 2025
File No. 333-291913

Dear Mr. Crispino, Ms. Woo, Ms. Chen, and Ms. Collins:

By letter dated December 9, 2025, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Rank One Computing Corporation (the “Company,” “we,” “us” or “our”) with the Staff’s comments to the Company’s Registration Statement on Form S-1 filed on December 3, 2025. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Registration Statement on Form S-1

Consolidated Financial Statements of Rank One Computing Corporation

Note 2 – Summary of Significant Accounting Policies

Income Taxes, page F-26

1.	We note your response to prior comment 4. Please move the pro forma financial information on page F-27 to the forepart of the filing, or provide the specific U.S. GAAP reference that requires the presentation of pro forma financial information in the notes to the historical financial statements. Refer to Rule 11-02(a)(12)(i) of Regulation S-X.

Response: In response to the Staff’s comment, we have revised the filing to relocate the pro forma financial information previously presented on page F-27 from the notes to the historical financial statements to the Summary of Financial Information section in the forepart of the filing. We believe this presentation satisfies the intent of Rule 11-02(a)(12)(i) of Regulation S-X by presenting the pro forma information prominently in the forepart of the filing.

We hope the foregoing has been responsive to your comments. If you have any questions or comments regarding the foregoing, please contact Tony Brown via email at tony.brown@roc.ai.

Very truly yours,

/s/ Scott Swann

Scott Swann

Chief Executive Officer

Cc:	Soyoung Lee, Esq.